Mail Stop 3561
		July 14, 2005


Trent Sommerville, President
Heartland Inc.
3300 Fernbrook Lane
Plymouth, MN 55447

	Re:      Heartland Inc.
			Form 10-KSB/A for Fiscal Year Ended
			December 31, 2004
			Filed July 6, 2005

Dear Mr. Sommerville:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Financial Statements

Audit Report

1. When financial statements included in a filing with the
Commission
are changed in subsequent amendment or other filing, the staff believes that the change should be referenced in the independent accountant`s report, as indicated by AU Section 561.06a. Please direct your independent accountant to revise its report to reference the error correction made to the audited 2004 and 2003 financial statements. Also, please have the auditors refer to AU Section 530 and revise their report in accordance with this rule.

Note O - Litigation

2. With respect to our previous comment 5, we note your response.
Please explain to us why management does not believe any loss will be incurred if the company is indeed liable for the $428,000.

General

3. We reiterate our request for you to provide, in writing, a statement from the registrant acknowledging that:
* the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please file the applicable amended Forms and a supplemental letter in response to these comments on EDGAR on or before August
5,
2005. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Babette Cooper at (202) 551-3396 or Terence
O`Brien at (202) 551-3355 if you have any questions.


Sincerely,



Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies

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Trent Sommerville
Heartland Inc.
July 14, 2005
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